UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

GEEKNET, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
83616W101
(CUSIP Number)

Suzanne Present Marlin Sams Fund, L.P. 645 Fifth Avenue New York, New York 10022 (212) 843-0542
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83616W101	Page 2 of 17 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: MARLIN SAMS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 9,500,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 9,500,000 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 83616W101	Page 3 of 17 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: WILLIAM M. SAMS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 6,600,000 SHARED VOTING POWER 9,500,000 SOLE DISPOSITIVE POWER 6,600,000 SHARED DISPOSITIVE POWER 9,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83616W101	Page 4 of 17 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: SUZANNE PRESENT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 55,000 SHARED VOTING POWER 9,500,000 SOLE DISPOSITIVE POWER 55,000 SHARED DISPOSITIVE POWER 9,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,555,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83616W101	Page 5 of 17 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: MARLIN SAMS GENPAR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 9,500,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 9,500,000 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 83616W101	Page 6 of 17 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GLADWYNE MARLIN GENPAR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 9,500,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 9,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 83616W101	Page 7 of 17 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: MICHAEL SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 200,000 SHARED VOTING POWER 9,500,000 SOLE DISPOSITIVE POWER 200,000 SHARED DISPOSITIVE POWER 9,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83616W101	Page 8 of 17 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: CANDICE McCURDY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 200,000 SHARED VOTING POWER 150,000 SOLE DISPOSITIVE POWER 200,000 SHARED DISPOSITIVE POWER 150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83616W101	Page 9 of 17 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: CHAD McCURDY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 150,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83616W101	Page 10 of 17 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: MARY THOMAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 205,200 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 205,200 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83616W101	Page 11 of 17 Pages

SCHEDULE 13D

This Amendment No. 8 to Schedule 13D is filed by the Reporting Persons named herein to amend and supplement the Schedule 13D, dated June 12, 2008, as amended by Amendment No. 1 to the Schedule 13D, dated August 29, 2008, Amendment No. 2 to the Schedule 13D, dated September 4, 2008, Amendment No. 3 to the Schedule 13D, dated September 11, 2008, Amendment No. 4 to the Schedule 13D, dated December 5, 2008, Amendment No. 5 to the Schedule 13D, dated June 1, 2009, Amendment No. 6 to the Schedule 13D, dated November 9, 2009, and Amendment No. 7 to the Schedule 13D, dated November 17, 2009, with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Geeknet, Inc., a Delaware corporation (the “Company”).

Item 1.    Security and Issuer.

No material change.

Item 2.    Identity and Background.

No material change.

Item 3.    Source and Amount of Funds or Other Consideration.

This Item 3 is hereby amended and restated in its entirety as follows:

An aggregate of 16,905,200 shares of Common Stock were purchased by the Reporting Persons for an aggregate purchase price of $20,437,039.10. Such shares were purchased using cash on hand, except for Mary Thomas who, in connection with the purchase of 205,200 shares, borrowed an aggregate of $277,049.95 from William M. Sams (“Sams”).  Suzanne Present, a member of the Company's board of directors, received directly from the Company 5,000 restricted share purchase rights which entitle Ms. Present to an equivalent number of shares of Common Stock subject to vesting as described in Item 5(c).

Item 4.    Purpose of Transaction.

No material change.

Item 5.    Interest in Securities of the Issuer.

(a)	This Item 5(a) is hereby amended and restated in its entirety as follows:

The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 60,475,493 shares of Common Stock outstanding as of October 30, 2009, which is the total number shares of Common Stock outstanding as of such date as reported by the Company in its

CUSIP No. 83616W101	Page 12 of 17 Pages

SCHEDULE 13D

Quarterly Report on Form 10-Q filed with the SEC on November 9, 2009. Based on calculations made in accordance with Rule 13d-3(d):

(i)

Each of Marlin Sams Fund, L.P. (the “Fund”), Marlin Sams GenPar, LLC, the general partner of the Fund (the “General Partner”), and Gladwyne Marlin GenPar, LLC (“Gladwyne”), a member of the General Partner, may be deemed to beneficially own 9,500,000 shares of Common Stock, approximately 15.7% of the outstanding shares of Common Stock.

(ii)

Sams may be deemed to beneficially own 16,100,000 shares of Common Stock, approximately 26.6% of the outstanding shares of Common Stock, consisting of (i) 15,900,000 shares of Common Stock and (ii) 200,000 shares of Common Stock held in the Irrevocable Trust of Michael Solomon FBO Grace Solomon for the benefit of Michael Solomon’s daughter, of which Sams is the co-trustee with Constance Solomon, Michael Solomon’s wife.

(iii)	Suzanne Present may be deemed to beneficially own 9,555,000 shares of Common Stock, approximately 15.8% of the outstanding shares of Common Stock.
(iv)	Michael Solomon may be deemed to beneficially own 9,700,000 shares of Common Stock, approximately 16.0% of the outstanding shares of Common Stock.
(v)	Candice McCurdy may be deemed to beneficially own 350,000 shares of Common Stock, approximately 0.6% of the outstanding shares of Common Stock.
(vi)	Chad McCurdy may be deemed to beneficially own 150,000 shares of Common Stock, approximately 0.2% of the outstanding shares of Common Stock.
(vii)	Mary Thomas may be deemed to beneficially own 205,200 shares of Common Stock, approximately 0.3% of the outstanding shares of Common Stock.

CUSIP No. 83616W101	Page 13 of 17 Pages

SCHEDULE 13D

(b)	This Item 5(b) is hereby amended and restated in its entirety as follows:

(i)                    Each of the Fund and the General Partner may be deemed to have sole power to direct the voting and disposition of the 9,500,000 shares of Common Stock that are directly owned by the Fund.

(ii)                   Sams may be deemed to have sole power to direct the voting and disposition of 6,600,000 shares of Common Stock, consisting of (i) 6,400,000 shares of Common Stock owned directly by him and (ii) 200,000 shares of Common Stock owned directly by the Irrevocable Trust of Michael Solomon FBO Grace Solomon for the benefit of Michael Solomon’s daughter, of which Sams is the co-trustee with Constance Solomon, Michael Solomon’s wife. Additionally, by virtue of the relationships between and among the Reporting Persons described in Item 2, Sams may be deemed to share the power to direct the voting and disposition of the 9,500,000 shares of Common Stock directly owned by the Fund.

(iii)                  Suzanne Present may be deemed to have sole power to direct the voting and disposition of 55,000 shares of Common Stock directly owned by Ms. Present. Additionally, by virtue of the relationship between and among the Reporting Persons described in Item 2, Ms. Present may be deemed to share the power to direct the voting and disposition of 9,500,000 shares of Common Stock directly owned by the Fund.

(iv)                  By virtue of the relationship between and among the Reporting Persons described in Item 2, Gladwyne may be deemed to share the power to direct the voting and disposition of the 9,500,000 shares of Common Stock directly owned by the Fund.

(v)                    Michael Solomon may be deemed to have the sole power to direct the voting and disposition of 200,000 shares of Common Stock directly owned by Mr. Solomon. Additionally, by virtue of the relationship between and among the Reporting Persons described in Item 2, Mr. Solomon may be deemed to share the power to direct the voting and disposition of the 9,500,000 shares of Common Stock directly owned by the Fund.

CUSIP No. 83616W101	Page 14 of 17 Pages

SCHEDULE 13D

(vi)                  Candice McCurdy may be deemed to have the sole power to direct the voting and disposition of 200,000 shares of Common Stock that are directly owned by Ms. McCurdy. Additionally, Ms. McCurdy may be deemed to share the power to direct the voting and disposition of 150,000 shares of Common Stock held in a joint account with her husband, Chad McCurdy.

(vii)                 Chad McCurdy may be deemed to share the power to direct the voting and disposition of 150,000 shares of Common Stock held in a joint account with his wife, Candice McCurdy.

(viii)                Mary Thomas may be deemed to have the sole power to direct the voting and disposition of 205,200 shares of Common Stock that are directly owned by Ms. Thomas.

(c)	This Item 5(c) is hereby amended and restated in its entirety as follows:

The dates upon which the Common Stock was purchased, the number of shares of Common Stock purchased and the price per share for all transactions in the shares of Common Stock in the past 60 days by the Reporting Persons are set forth on the table below:

Trade Date	Common Stock	Price Per Share

Marlin Sams Fund, L.P.
11/19/2009	22,582	$1.1450
11/20/2009	6,594	$1.1500
11/23/2009	9,950	$1.1500
11/24/2009	97,721	$1.1838
11/25/2009	2,500	$1.1800
11/27/2009	21,262	$1.1864
12/4/2009	231,257	$1.2996
12/10/2009	500,000	$1.2500

On December 3, 2009, Suzanne Present, a member of the Company's board of directors, received directly from the Company 5,000 restricted share purchase rights which entitle Ms. Present to an equivalent number of shares of Common Stock.  2,500 of the restricted shares vested immediately at the time of grant and the remaining 2,500 of the restricted shares will vest on the six-month anniversary of the date of  grant, subject to Ms. Present's continuing service as a director of the Company.

CUSIP No. 83616W101	Page 15 of 17 Pages

SCHEDULE 13D

(d)	No material change.
(e)	Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

No material change.

Item 7.     Materials to be Filed as Exhibits.

Exhibit 1:	Amended and Restated Agreement relating to the filing of joint acquisition statements as required by 13d-1(k)(1) under the Securities and Exchange Act, as amended (previously filed).

CUSIP 83616W101	Page 16 of 17 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2009

MARLIN SAMS FUND, L.P.
By:	Marlin Sams Genpar, LLC Its general partner
By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

MARLIN SAMS GENPAR, LLC
By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

WILLIAM M. SAMS
/s/ William M. Sams

GLADWYNE MARLIN GENPAR, LLC
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

CUSIP No. 83616W101	Page 17 of 17 Pages

SCHEDULE 13D

SUZANNE PRESENT
/s/ Suzanne Present

MICHAEL SOLOMON
/s/ Michael Solomon

CANDICE MCCURDY
/s/ Candice McCurdy

CHAD MCCURDY
/s/ Chad McCurdy

MARY THOMAS
/s/ Mary Thomas